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                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                                 on May 30, 2001



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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In the Matter of                                 INTERIM CERTIFICATE

Conectiv and Subsidiaries                                 OF

File No. 70-9655                                     NOTIFICATION

(Public Utility Holding Company                  PURSUANT TO RULE 24
Act of 1935)
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This Certificate of Notification is filed by Conectiv, a Delaware corporation, pursuant to Rule 24 (17 C.F.R. Section 250.24). Such filing is made in connection with Conectiv's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and authorized by the order of the Securities and Exchange Commission (the "Commission") dated June 29, 2000 (the "Order") in the above- referenced file. This certificate reports transactions from the period January 1, 2001 through March 31, 2001. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration.

         Pursuant to the Order, Conectiv Energy Holding Company ("CEH") is authorized to borrow up to an aggregate $750 million directly from Conectiv or through the Conectiv System Money Pool ("Money Pool"), less any amounts borrowed directly from Conectiv by its subsidiaries. Also pursuant to the Order, Conectiv Delmarva Generation, Inc. ("CDG") is authorized to borrow up to $150 million and ACE REIT, Inc. ("ACE REIT") and Conectiv Atlantic Generation, Inc. ("CAG") are authorized to borrow up to $100 million.

         As of the end of the period, CEH had borrowings of $58.9 million through the Money Pool. CDG, ACE REIT and CAG did not have any borrowings at any time during the period.

The transactions described above were carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Order.




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                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                    Conectiv
                                    ACE REIT, Inc
                                    Atlantic City Electric Company
                                    Conectiv Atlantic Generation, L.L.C.
                                    Conectiv Delmarva Generation, Inc.
                                    Conectiv Energy Holding Company
                                    Delmarva Power & Light Company


May 30, 2001                        /s/ Philip S. Reese
                                    ------------------------------------
                                    Philip S. Reese
                                    Vice President and Treasurer